EDIT

Invest in TBJ Gourmet

We Craft Bacon Jam. Spreadable bacon... Finally!

b2c food retail

TBJGOURMET.COM WEST CHESTER PENNSYLVANIA





Our trendsetting and award-winning products are sold direct to consumers online and through a network of 5 Event Sales Representatives, on QVC, in 5,500 retail food stores including Walmart, Acme, and Shop-rite and served in 1,000 restaurants. Totally bootstrapped, we went from $100k Year 1 revenue to just under $1 million in Year 5. We are raising capital to fuel the fire following our proven roadmap: testing new products, restaurants to drive product awareness, retail for the win.

Michael Oraschewsky Chief Executvie Boar @ TBJ Gourmet

Michael applied to Wefunder

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$3.01M **$2.54M** pre-money valuation ❓
$26.50 per share

If you invest, you're betting TBJ Gourmet will be worth more than $3.01M in the future.

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TBJ GOUr   ABOUT   UPDATES⁰   GRAPEVINE⁵   ASK A QUESTION⁰

Why you may want to invest in us...

1 90% Revenue Growth last year.

2 $3M in total revenue. Bootstrapped AND profitable since inception.

3   Products on 5,500 grocery stores shelves (14% penetration in just 5 years).

4 1,000 restaurants serving our bacon jam.

5 We already have national distribution in both food service and retail-wholesale channels.

6 Award-winning, best in class products.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Michael Oraschewsky
Chief Executvie Boar
Opened his first restaurant at 23 and has been leading teams of passionate food professionals since.
in



Bruce Kramer
COO
A Drexel Engineer and home brewer, Bruce decided to go all in as a food entrepreneur with his idea.



Jeffrey McCary
Co-founder



Elaine Brown
Director of Independent Sales
Elaine started as a wholesale customer then joined the team full time to spread the word to others.



Alisha Tisdale
Key Account Manager
Alisha is a food industry insider experienced with the largest players in the industry.



Shimon Rabben
Marketing Specialist



Alex Oraschewsky
Director of E-Commerce and Social Media
Graduate of Pitt University, passionate food photographer, and youth wrestling coach.

Why people love us



TBJ Gourmet's Bacon Jam offered a value added and unique product proposition for our customers.
Bruce Snead
VP Merchandising Sysco Foods



"The pitch and the product were impressive, and we look forward to seeing TBJ for years to come at our Shows and in the industry."
Phil Kafarakis
President Specialty Food Association



Fantastic product, mixed with ground beef you will get the best burgers ever!
Hugh Connelly
Investor



These guys brought us a quality product that has massive potential. Truly innovative.
Claudio Silva
Business Development Manager Sysco Foods

See more on Buzz

Some of our investors

WE'VE RAISED $242,500 FROM 2+ INVESTORS SINCE OUR FOUNDING



Stevan Goldman
Founder, President and CEO of Vertican Technologies.



Vince Stango
Founder of Stango & Associates. CEO of 3G Packaging. Avid fisherman and beach enthusiast.

In the news

         



Downloads

- Catalog.pdf
- 11 tbj pos food-service proof3.pdf
- tbj pos jar v02.pdf

From Idea to Product

We took an awesome idea, bacon jam; figured out how (with some difficulty) to package it and launched a kickstarter.com campaign raising $11,000 in in pre sales.


TBJ
CLASSIC
UNCURED
BACON JAM

Viable Product to Full Blown Startup

We took the proceeds and left over inventory from our Kickstarter raise on the road selling at bacon festivals, food truck rallies, and beer tastings, selling $100,000 in our first year.




thebaconjams.com



From Startup to Successful Business

Five years later, we have over $3,000,000 in total sales of 14 SKUs in 3 unique lines sold in 4 distinct channels:

- Direct to consumer event sales
- Independent Specialty Stores
- Traditional AND Natural Grocery / Delis
- Restaurants and Food Service


$1M
$750K



$500K
$250K
0
2013
2014
2015
2016
2017
2018
Annual Revenue

Going to the Next Level

We want to fuel this fire with your help. For each $30,000 raised, we intend to launch products into 1 of our 33 targeted markets valued at $100,000 annual revenue for our current SKUs alone. Funds will be used for a mix of the following in each new market:

- Slotting to get on the shelves
- Targeted social media for awareness and excitement
- Demos to hook the customer



natural AND gluten-free PRODUCTS
WELCOME TO
INTERNATIONAL
BAZAAR
SUMMER SHOW
Spreadable
Bacon

Look at Us, We Get Trophies and Plaques!



Graduate 2017 Goldman Sachs 10kSB



Celebrity Chef
ROBERT IRVINE
to host
FRONT BURNER
PITCH COMPETITION
FANCY
FOOD
SHOW

Winner 2017 Front Burner Pitch Competition





TBJ
2019
SUMMER
SHOW
NEW
PRODUCTS
BEST



BREAKFAST &
CEREAL

Winner SCORE Small Business Award 2017

Winner KeHe Summer 2019



emerging leaders
PHILADELPHIA
U.S. Small Business Administration

GRADUATE

Michael Oraschewsky is co-founder and CEO of TBJ Gourmet. He began bussing tables at 14 and has been in the food business ever since. After college, he began his career as a chef and entrepreneur with a small catering operation. He became business savvy and within six years had opened two restaurants. In 2013 he co-founded TBJ Gourmet with his partner Bruce Kramer. The firm's goal is to use Oraschewsky's years of restaurant experience to create ingredients that help both home and professional chefs create the perfect bites which make memorable meals. Oraschewsky took the company's first product line national when he appeared on QVC less than a year after founding the company with the firm's flagship bacon jam (a spreadable bacon). He has continued to develop the brand, which is now in over 5,000 retail locations and restaurants spread across the U.S., Canada and the Caribbean. He also uses his passion for the culinary arts to help limit food waste, partnering TBJ Gourmet with Philabundance's Abundantly Good Line to "UpCycle & Uplift" the community, by taking a bite out of the millions of tons of perfectly good food being discarded each year. He is the winner of the Fancy Food Association's 2017 Front Burner competition and the SCORE 2017 Small Business Award.

Michael Oraschewsky

Graduate SBA Emerging Leader Program

Our Distribution Partners

We have the ground work laid with these distribution partners servicing all targeted markets.







Channels of Operation

We have a full spectrum approach that allows us to test with direct sales, build awareness through food service and drive volume in retail.

5	500	5,500
Reps sampling and selling at live events across the country	Chefs serving our products	Retail stores carrying our brand

In Just 5 Years...

Since our first crowdfunding campaign, we have been busy.

250,000	500,000	$3,000,000
Pounds of bacon cooked	Jars sold	Total revenue

Apparently People Like Bacon Jam

1,000,000s	50,000	#3
of impressions	Social media followers	In google trends for pork products

Investor Q&A

What does your company do? ⌄

− COLLAPSE ALL

Our trendsetting and award-winning products are sold direct to consumers online and through a network of 5 Event Sales Representatives, on QVC, in 5,500 retail food stores including Walmart, Acme, and Shop-rite and served in 1,000 restaurants. Totally bootstrapped, we went from $100k Year 1 revenue to just under $1 million in Year 5. We are raising capital to fuel the fire following our proven roadmap: testing new products, restaurants to drive product awareness, retail for the win.

Where will your company be in 5 years? ⌄

Our goal is to have our 3 SKUs in all 38,000 grocery stores within 5 years including Whole Foods, Kroger, Publix, Albertsons. We will continue driving category expectance via food service by adding national distribution of 3 SKUs in national distribution through Sysco Foods. We will expand our network of Event Sales Representatives from 5 to 15, adding even more outlets to test market our expanding lines.

Who are your competitors? How are you different? ⌄

Who are your competitors? How are you different? ⌄

While there are other companies making bacon jams, ours is the only one that covers any two of the following: uncured nitrate and nitrite free, USDA certified, Antibiotic Free, Gluten Free, and has Bacon as the number one ingredient, the way chefs make it.

How big is the market? ⌄

Which one? Bacon, condiments, specialty foods, savory spreads, better for you foods, etc
We are at a confluence of markets all of which are growing

What's your biggest risk? What keeps you up at night? ⌄

The more attention and success we have the more competitors both big and small will arise. Fortunately, for the small guys, there are a ton of barriers to entry - USDA certification and other startup costs. As for the big guys, the hope is that one will notice the concept of bacon jam AND also the TBJ Gourmet brand.

Why did you choose this idea? ⌄

We did not start out with the intent to save the world or disrupt a technology. We had a recipe people absolutely loved and they told us we would be crazy not to start selling it. We are not crazy so we did as they asked, and it worked, which is nice because we are passionate about food and love spreading the word about bacon jam. Now we get to fo it all the time.

Why hasn't this been done before? ⌄

We did not invent anything new, but we did figure out how to take something difficult to make and safely put into into a jar. Hurdles that we tackled but that keep competition at bay are USDA Regulation, sustainable, quality supply chain and production effecincey.

What is your proudest accomplishment? ⌄

We relish in the joy of watching someone try bacon jam for the first time. People shake our hands and ask us where this has been all our lives. Every satisfied customer makes us beam with pride.

How far along are you? What's your biggest obstacle? ⌄

We have reached a peak only to realize that we are on a the smallest mountain in a wide range. Our challenge now is strategically planning growth at a rate fast enough to be first to market but methodical enough to avoid costly mistakes.

What do you understand that your competitors don't? ⌄

We know that using the best ingredients and crafting products the way the consumer wants them is far superior to making mimicking products due to a trend.

Who are your competitors? Who is the biggest threat? ⌄

Stonewall Kitchen, Terrapin Ridge and a couple smaller outfits make something approaching a bacon jam. Most of them are not USDA certified or even have bacon as the main ingredient. Our biggest threat would come from a large food company who notices the market for our core line of bacon jams. Fortunately these companies often prefer to purchase brands outright versus develop from scratch.

How do you make money? ⌄

We buy top quality ingredients, craft killer products and sell it for cash. Classic straight forward business.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We will fail if we over estimated the desire for the consumer to spread bacon on everything. It is possible that our somewhat expensive product will not become part of regular use in American pantries. We must get people to try this in order to buy it. We need to effectively communicate to be successful.

What do you need the most help with? ⌄

Opening new markets and managing them properly. Last week Michael flew to Phoenix for a 20 minute meeting with a buyer for a strong regional chain. While fruitful, these types of trips are costly and time consuming. We need to build out the team with experienced professionals and expand our broker network.

What would you do with the money? ⌄

For every ~$30,000, we will open our brand to a new division of grocery stores and target surrounding restaurants to use our products in order to drive profits and sales. Specifically the money will go toward inventory build up, slotting, digital marketing and targeted social media campaigns. If we raise over $200k we will look at spend a portion on equipment to help increase efficiency and gain profit margin.



EDIT

Invest in TBJ Gourmet

We Craft Bacon Jam. Spreadable bacon... Finally!

b2c   food   retail

f ⊙ TBJGOURMET.COM   WEST CHESTER PENNSYLVANIA





Our trendsetting and award-winning products are sold direct to consumers online and through a network of 5 Event Sales Representatives, on QVC, in 5,500 retail food stores including Walmart, Acme, and Shop-rite and served in 1,000 restaurants. Totally bootstrapped, we went from $100k Year 1 revenue to just under $1 million in Year 5. We are raising capital to fuel the fire following our proven roadmap: testing new products, restaurants to drive product awareness, retail for the win.

Michael Oraschewsky Chief Executvie Boar @ TBJ Gourmet

Michael applied to Wefunder

$0 ❓
of a $100,006 goal

$100 min   **Commit**

FOLLOW FOR UPDATES

🐗 **Early Bird Terms: $74,995 Left** ❓

$0
of a $0 goal

$100 min   **Invest**

♥ REMIND ME   🐦 f ✉

Held in Escrow & Refundable. You may request a refund while funds are in escrow. You'll get a 5 day notice when a round closes.

Buy Stock
$3.01M $2.54M pre-money valuation ❓
$26.50 per share

If you invest, you're betting TBJ Gourmet will be worth more than $3.01M in the future.

How to earn a return
Learn more about equity fundraises
see investor perks from $100 to $10,000

TBJ
GOUF   ABOUT   UPDATES⁰   GRAPEVINE⁵   ASK A QUESTION⁰

What people are saying



TBJ Gourmet's Bacon Jam offered a value added and unique product proposition for our customers.
Bruce Snead
VP Merchandising Sysco Foods



"The pitch and the product were impressive, and we look forward to seeing TBJ for years to come at our Shows and in the industry."
Phil Kafarakis
President Specialty Food Association



Fantastic product, mixed with ground beef you will get the best burgers ever!
Hugh Connelly
Investor



These guys brought us a quality product that has massive potential. Truly innovative.
Claudio Silva
Business Development Manager Sysco Foods



Like the founders, great product, business has solid base (customers,

SEND INVITES

To increase your odds of success, invite more people who can vouch for you

suppliers, etc.), poised for growth.
Dmitri Pappas
Food investor / consultant

Notes from investors

In the news



At This Bash, It is All About Burgers Gone Wild

Forget Michelin stars or glowing Yelp reviews. For a number of New York chefs, there is only one honor that truly matters, especially come October.

March 28, 2019 @ wsj.com



And the 2018 Stellar StartUps finalists are ...

Judges have selected 30 finalists in nine categories in the third annual Stellar StartUps competition, an event to recognize the breadth and diversity in the region's start-up community. A grand prize winner will be announced Sept. 13 at

March 21, 2019 @ philly.com



Footprints Of Philanthropy: How KeHE Distributes Products And Care

With Nashville's country music as its backdrop for the first time, KeHE Distributors, LLC's (KeHE) Summer Show moved into the Music City Center Exhibit Hall on February 5-6, 2019. A Southern welcome drew more than 4,000 industry

March 21, 2019 @ forbes.com



Why Bacon Jams plans a lower pig profile

As an owner of The Bacon Jams, Michael Oraschewsky insisted there was nothing significant about his decision to order a vegetarian entree during our recent lunch interview. Yet on that late June afternoon in Philadelphia's Point Breeze

March 21, 2019 @ philly.com



The Bacon Jams rebranding as TBJ Gourmet, expanding to new products - Philadelphia Business Journal

Don't be alarmed if one day you can't find products from a Montgomery County company known for its popular spreadable bacon on store shelves; the company will just be known under a new name and a new branding. The Bacon Jams of

February 25, 2019 @ bizjournals.com



Addressing Consumers' Perceptions of "Upcycled Food"

There's a fairly new term in circulation in the food waste prevention world: "upcycled food," referring to leftovers from processing that are put into new, value-added products. For manufacturers, this could mean new outlets for what

February 11, 2019 @ waste360.com



Struggling Farmers Turn Excess Milk Into Cheese And Yogurt For The Hungry

On a beautiful sunny day recently in south Lancaster County, Pa., farmer Abner Stolztfus and seven of his eight children were inside, bottling yogurt in a room next to the barn. "The younger one is only 2 months old, so she's not working out

July 2, 2018 @ npr.org



How Philabundance and Di Bruno Bros. are turning surplus food into gold

Billy Penn is one of 19 news organizations producing BROKE in Philly, a collaborative reporting project on economic justice. Read more at brokeinphilly.org or follow at @BrokeInPhilly. If you've bought cheese at Di Bruno

June 24, 2018 @ billypenn.com



Producer Profile: Bruce Kramer and Michael Oraschewsky, TBJ Gourmet; Bringing Home the Bacon

A Philadelphia Eagles tailgate party inadvertently kicked off TBJ Gourmet when Bruce Kramer's friends went wild over the bacon jam and goat cheese-stuffed jalapeno poppers he brought. The bacon jam especially got extra points. His

September 27, 2017 @ specialtyfood.com



Flavor of the Week: Bacon jam elevates popular ingredient

Bacon is a ubiquitous and much loved cured pork product, but bacon jam, which is lesser known, takes its flavor to new levels. Bacon jam is made when bacon is cooked down with onions, vinegar, brown sugar and spices. It's gaining traction

August 21, 2017 @ nrn.com



SFA's 2017 Summer Fancy Food Show Draws Multi-Channel Buyers

The Specialty Food Association (SFA) marked its 65th year with an exhilarating 2017 Summer Fancy Food Show. Held June 25-27 at the Jacob K. Javits Center in New York City, the Show featured over 2,600 exhibitors, with Turkey as the

July 11, 2017 @ totalfood.com



Bacon Jam Is the Hot New Condiment and Burger Topping of Your Dreams

Bacon jam, which is basically bacon in spreadable form, is the hot new condiment popping up in Trader Joe's, gourmet stores, and restaurants.

July 13, 2016 @ money.com



Cyber Monday deals for food lovers: bacon, Starbucks, steaks

Most sale hunters may be searching for the best Cyber Monday deals on furniture, TVs, tablets and more, but there's plenty on the Web for food-lovers. We've compiled a list of some great Cyber Monday deals, with everything from bacon

December 1, 2014 @ latimes.com

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